SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

September 6, 2011

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:  202-772-9349

Re: SafeCode Drug Technologies Corp.
Registration Statement on Form S-1
Filed May 13, 2011
File No. 333-174167

Dear Mr. Mancuso:

SafeCode Drug Technologies Corp. ("SDT") acknowledges receipt of the letter dated June 8, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that SDT is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

Form S-1 Facing Page

1.
We note your statement that you intend to commence the sale of your securities one month after your registration statement is effective. Please provide us your analysis of how you are eligible to delay your offering consistent with Rule 415.

Response:         Revised.  We have deleted the inappropriate language from the Form S-1 facing page and replaced it with the following:  “Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this Registration Statement.”  Please see the Amended Draft.

Prospectus Cover Page, page 3

2.	Please reconcile your disclosures regarding your offering price of $0.05 per share and $0.005 per share

Response:         Revised.  We have corrected the typo and inserted an offering price $0.005 per share.

3.
Please expand your statement that there is no minimum number of shares that you must sell to highlight the amount that you need to fund your current operations and avoid the need to file for protection under bankruptcy laws. Likewise, please prominently highlight the issue in your prospectus summary and explain that, because you can use the offering proceeds even before you raise a sufficient amount to delay a bankruptcy filing, investors may lose their entire investment before they know whether you have raised sufficient proceeds to pay your current liabilities

Response:         Revised. We have revised page 3 of the document to include the following bold faced language:

BECAUSE THERE IS NO MINIMUM NUMBER OF SHARES REQUIRED TO BE SOLD IN ORDER TO CLOSE THIS OFFERING, PROCEEDS FROM THIS OFFERING WILL NOT BE HELD IN ESCROW AND WILL BE IMMEDIATELY AVAILABLE FOR OUR USE, WITHOUT CONDITION, REGARDLESS OF THE AMOUNT OF PROCEEDS RAISED.  IF WE FILE FOR BANKRUPTCY PROTECTION OR A PETITION FOR INVOLUNTARY BANKRUPTCY IS FILED BY CREDITORS AGAINST US, YOUR FUNDS WILL BECOME PART OF THE BANKRUPTCY ESTATE AND ADMINISTERED ACCORDING TO THE BANKRUPTCY LAWS.  AS SUCH, YOU WILL LOSE YOUR INVESTMENT AND YOUR FUNDS WILL BE USED TO PAY CREDITORS.

Our Company, Page 5

4.
If a functioning product has not yet been developed and you have not yet obtained objective evidence that the invention can reliably perform the functions you describe, please say so prominently in this section and remove any implication to the contrary.

SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

Response:         Revised.  We have revised our disclosure on page 5 of the document to clearly state that we have not yet developed and have not yet obtained objective evidence that our invention can reliably perform the functions we describe.  Please see the Amended Draft.

Risk Factors, page 8

5.
We note that you are a newly formed entity with limited operations and that you have no employees other than your current directors and officers. Please revise to include a risk factor regarding the impact of this factor on your internal control over financial reporting. Though you are not currently required to perform an evaluation of your internal control over financial reporting as outlined in Item 308 of Regulation S-K, to the extent that you are aware of any material weaknesses or significant deficiencies in your internal control over financial reporting, you should revise this filing to disclose those items and their potential impact on your financial statements.

Response:         Revised.   We have revised our disclosure to include an additional Risk Factor No. 26 regarding the impact of our being a newly formed entity with limited operations on our internal control over financial reporting.  Please see the Amended Draft.

6.
Please provide us your analysis of the risks resulting from the fact that the title of the invention used in the assignment agreement in exhibit 10.1 differs from the title of the invention at the top of exhibit 10.1.

Response:         Revised.  The assignment agreement that was included in Exhibit 10.1 contained several inaccuracies.  We have replaced that exhibit with an accurate copy of the assignment agreement.  Please see the new Exhibit 10.1 filed with the Amended Draft.

Our auditors have expressed substantial doubt…, page 9

7.	In an appropriate section of your documents, please clarify how you determined that you must raise $38,500 to avoid suspension of operations.

Response:         Revised.  We have revised our disclosure on page 14 of the document to clarify how we have determined that we need to raise net proceeds of at least $61,135 to avoid suspension of our operations.  Please see the Amended Draft.

We may be subject to intellectual property litigation…, page 12

8.	Please clarify why you can "only review the current market offerings" so that investors can understand why you cannot examine issued patents that have not yet resulted in a "market offering".

Response:         Revised.   We have revised our disclosure in Risk Factor No. 17 (previously Risk Factor No. 16) by deleting the statement that we can only review the current market offerings.  Please see the Amended Draft.

SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

You will experience difficulties…, page 12

9.	Please clarify the reasons for the uncertainties represented by your use of the term "may" throughout this risk factor.

Response:         Revised.  We have revised Risk Factor No. 18 (previously Risk Factor No. 17) on page 13 of the document to include the following additional disclosure:

“Since all of our officers and Directors are located in Israel, any attempt to enforce liabilities upon such individuals under the U.S. securities and bankruptcy laws may be difficult.

In accordance with the Israeli Law on Enforcement of Foreign Judgments, 5718-1958, and subject to certain time limitations (the application to enforce the judgment must be made within five years of the date of judgment or such other period as might be agreed between Israel and the United States), an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the State in which the court is located, competent to render the judgment;
•	the judgment may no longer be appealed;
•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the State in which it was given.

An Israeli court will not declare a foreign judgment enforceable if:
•	the judgment was obtained by fraud;
•	there is a finding of lack of due process;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;
•	the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid; or
•	the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

In general, an obligation imposed by the judgment of a United States court is enforceable according to the rules relating to the enforceability of judgments in Israel, and a United States court is considered competent to render judgments according to the laws of private international law in Israel.

Furthermore, Israeli courts may not adjudicate a claim based on a violation of U.S. securities laws if the court determines that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear such a claim, it may determine that Israeli law, not U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process.

SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

Since our Directors and executive officers do not reside in the United States it may be difficult for courts in the United States to obtain jurisdiction over our foreign assets or persons and, as a result, it may be difficult or impossible for you to enforce judgments rendered against us or our Directors or executive officers in United States courts. Thus, investing in us may pose a greater risk because   should any situation arise in the future in which you have a cause of action against these persons or us, you may face potential difficulties in bringing lawsuits or, if successful, in collecting judgments against these persons or us.”

The offering price…, page 13

10.
Please reconcile your reference to management's valuation that you mention here with your disclosure on page 15 that no valuation was prepared. Please provide us a copy of any valuation analyses that you conducted.

Response:         Revised.  Management did not perform any valuation analysis.  We have revised Risk Factor No. 23 (previously Risk Factor No. 22) on page 13 of the document as follows:

“23.	The investors may sustain a loss of their investment based on the offering price of our common stock.

The price of our common stock in this offering has not been determined by any independent financial evaluation, market mechanism or by our auditors, and is therefore arbitrary. Because we have no significant operating history and have not generated any revenues to date, the price of our common stock is not based on past earnings, nor is the price of our common stock indicative of the current market value of the assets owned by us. As a result, the price of the common stock in this offering may not reflect how the stock is received on the market. There can be no assurance that the shares offered hereby are worth the price for which they are offered and investors may therefore lose a portion or all of their investment.”

The securities laws…, page 14

11.
We note your disclosure in the second paragraph that you intend to file a Form 8-A after your registration statement becomes effective. Please add a risk factor to explain the material risks to investors if you do not file a Form 8-A; include the effect of the automatic suspension of reporting obligations per Section 15(d) of the Exchange Act and the inapplicability of Section 16 and proxy rules.

Response:         Revised.  We have added a new Risk Factor No. 27 on page 14 of the document as follows:

"27.	Stockholders may have limited access to information because we are not yet a reporting issuer and may not become one.

While we intend to file a Form 8-A promptly after this registration statement becomes effective and thereby become a “reporting issuer” under Section 12 of the Securities Exchange Act of 1934, we are not currently a reporting issuer and upon this registration statement becoming effective we will be required to comply only with the limited reporting obligations required by Section 13(a) of the Exchange Act.  These reporting obligations may be automatically suspended under Section 15(d) of the Exchange Act if on the first day of any fiscal year other than the fiscal year in which our registration statement became effective, there are fewer than 300 shareholders.  If we do not become a reporting issuer and instead make a decision to suspend our public reporting, we will no longer be obligated to file periodic reports with SEC and your access to our business information will be restricted.  In addition, if we do not become a reporting issuer, we will not be required to furnish proxy statements to security holders, and our directors, officers and principal beneficial owners will not be required to report their beneficial ownership of securities to the SEC pursuant to Section 16 of the Exchange Act."

SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

12.	Please reconcile your disclosure in the last paragraph of this risk factor regarding who will distribute your securities with your disclosure on page 27.

Response:         Revised.  We have revised our disclosure in the last paragraph of Risk Factor No. 25 (previously Risk Factor No. 24) on page 14 of the document to disclose that our Directors will be distributing our securities.  Please see the Amended Draft.

General Development, page 16

13.
We note your disclosure in the second and fourth paragraph. Please revise to describe clearly the number of products needed to achieve the intended purpose or benefits, the steps care providers will be required to take to set up or use products based on your technology, and the disadvantages and limitations of these products such as costs and the possibility or likelihood of human error. For example, would a hospital or care center need a protector for each medicine container, pill box, syringe, infusion bag and valve, vial, etc. for each patient? Would the hospital or care center require a separate computer with special voice recognition software in each room in which it administers medicine to patients? Would the medical staff need to place each medication for each patient in a separate locked drug container, affix the proper patient bar code to that container, and connect the locked container so that it may communicate with the computer interface before the doctor or nurse may speak the name and dosage of the prescription into the material risk that human error in setting up or using the product would result in administering the wrong dose or medication to the patient? How feasible is the use of such a product in an emergency care setting?

Response:         Revised.  We have revised our disclosure on page 16 of the document to include the following additional information:

"We intend that the software will be developed by third party contractors.  Other components will either be outsourced or purchased from suppliers of standard computer equipment and configured to work with our software.

Though not considered part of the actual product, we envision care centers and hospitals placing our product on a mobile cart that can be moved with the nurses or caregivers as they move from room to room.  Similar to blood pressure machines, our device would be taken from room to room to dispense medicine.

Since the software program has not yet been developed, it is not yet possible to determine the exact nature of how the protection system will work in its final development or to determine the costs involved in developing the product.  A voice detection microchip system will be included such that the caregiver will be required to state the name of the medication being administered to be matched against stored voice recognition templates within the program.

SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

This system will include a microchip sensor with voice recognition software and an electromagnetic locking device that will interface with the microchip sensor.  To use our proposed product, the care provider will be required to read aloud the name of the patient and the name of the medicine.  Upon a match of the patient name with the correct medicine, the microchip sensor will send an electronic alert to the electromagnetic locking device to unlock the storage container.

Since different drugs would need to be stored in their own locked containers, each medication for each patient would need to be stored in a separate locked drug container, affixed with the proper patient bar code, and connected to the microchip sensor and electromagnetic locking device.

One disadvantage of our product is that it is not intended for emergency situations in which medications must be administered without delay.  Firm instructions not to use this product in emergency situations will be included because our product is not intended for use in such an environment, both because of the time factor and because of additional pressures on staff at such times.

While there is always an element of human error when dealing with a system requiring human interaction, we intend for safety mechanisms to be included in the software.  For example, we intend for the product to include confirmation screens that will require the human operator to confirm stages within the operation and voice assignments.   One of the criteria for finding a proper third party partner will be whether it has prior experience in developing software for the medical industry.

Since the goal of the product is to help avoid error, an important element of the software will be the inclusion of safety factors to confirm that the correct patient is receiving the proper medication in the proper dosage."

14.
Please describe the type of customer to whom you will market your technology. For example, what type of companies might be interested in entering into a license relationship with you? Where are those companies located? Is the market dominated by some potential customers?

Response:         Revised.  We have revised our disclosure on page 16 of the document to include the following additional information:

"Our ideal third party partner will have extensive experience in software development, in the medical industry in general, and in the drug industry in particular.  We plan to initially promote our technology to drug manufacturers.  Of the top 49 drug manufacturers, almost half are located in the United States, with others located in Europe, Asia, and Israel  (source: Wikipedia).  As our Directors are located in Israel, we will also approach top Israeli drug manufacturers in an attempt to partner with them and license our technology to them.  We also intend to look to leaders in the field of Computerized Decision Support Systems (CDSS) as potential partners.  Beyond pharmaceutical companies, it is possible that insurance companies may be interested in partnering with our technology to provide value-added services to their clients by utilizing products such as ours that reduce the risk of malpractice."

SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

15.	Please clarify what part of the potential product that you describe is your proprietary technology.

Response:         Revised.  We have revised the Intellectual Property section on page 17 of the document to include the following additional disclosure:

"The proprietary technology consists of an the invention regarding how to combine and integrate software and hardware to provide protection against administering incorrect medicine through voice recognition whereby the medicine or medicinal fluid will not be able to be extracted from its place of content without human voice recognition that identifies and matches the name of the medicine with the name of the patient."

Our Business, page 15

16.	Please tell us:
▪	What you know about the experience and background of the inventor of the technology;
▪	The history of that seller's development or acquisition of the patent;
▪	All relationships between (1) the seller (2) you and your affiliates;
▪	Why the seller had not been able to commercialize the patent;
▪	Whether a prototype was ever built to test the capabilities of the potential of the potential product that you describe; and
▪	The results of any testing, including any information you have regarding the ability of the technology to perform as you expect, reliability and cost-effectiveness.

Response:         Revised.  We have revised page 16 of the document to include the following additional disclosure:

"We purchased the patent-pending technology from the inventor, an individual with limited experience in the field of medicinal devices.  The inventor is engaged in the business of web-based media applications, and due to a lack of funds and the risk that a product based on the patent application would not be commercially feasible, he has neither developed the technology that is the subject of the patent application nor attempted to commercialize the patent application prior to selling the technology to us.  A prototype of our proposed product has not yet been manufactured to test the capabilities of the potential product, and no testing has yet been performed regarding the ability of the proposed product to perform as expected or regarding the reliability or cost-effectiveness of such a product.  Except for having purchased the patent application from the inventor, we do not have any relationship with the inventor."

17.
Please reconcile your disclosure, such as in the fifth paragraph, that the development of a commercial product will be carried out by third party partners with your disclosure, such as in Note 1 on page F-7, that your business plan is to patent and develop a commercial application of a voice enabled protector.

Response:         Revised. Note 1 of our financial statements has been revised to conform to our plan to have development of a commercial product carried out by third party partners.  Please see the updated financial statements included in the Amended Draft.

SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

18.	Please tell us how your disclosure in the penultimate paragraph is consistent with your disclosure in the last sentence of the last paragraph on page 14.

Response:         Revised.  We have revised the penultimate paragraph on page 16 of the document to clarify that our remaining in business for 12 months is dependent on our raising net proceeds of at least $61,135 in this offering.   Please see the Amended Draft.

Intellectual Property, page 17

19.
We note your disclosure regarding your patent-pending technology. Please revise to clarify where your patent application is pending and where you are in the patent application process. Also disclose when any issued patent would expire.

Response:         Revised.  We have revised page 17 of the document to include the following additional disclosure:

"The invention that we purchased is described in a patent application that was filed with the United States Patent and Trademark Office (USPTO) in December 2010 under patent application serial number 12/982,158.  We estimate that approximately 1 year will elapse before the USPTO will send us its first set of comments on the application.  It may take approximately 2-3 years before a patent will be issued on the application, and any issued patent would expire 17 years from the date of issuance."

20.
We note the reference to United States Patent Number 7,347,841 in paragraph [00014] of Exhibit 10.1. Please explain the reference to this patented technology and revise your disclosure as appropriate. For example, please explain how your patent-pending technology relies on the patented technology, whether you are authorized to use the patented technology, or whether third-party manufacturers will need to license this patented technology or purchase the patented components to develop a product based on your technology

Response:         In accordance with the rules of the USPTO, a patent application is supposed to disclose similar patents in the field to enable the patent examiner to perform a full and comprehensive review.  Our patent application does not rely on Patent Number 7,347,841 and this patent is not relevant for the use and exploitation of the technology underlying our patent application.  While both this patent and our patent application relate to technologies that protect against the administering of incorrect medicine, the two technologies work on different mechanisms and are unrelated.

Competition

21.
We note your disclosure here and your disclosure on page 12 regarding no similar device. Please tell us how your product differs from the technology owned by Medisafe 1 Technologies Corp. Also tell us about all relationships between you and that company.

Response:         Revised.  We have revised the Competition section on page 17 of the document to include the following additional disclosure:

SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

"Our proposed product differs from the technology owned by Medisafe 1 Technologies Corp. in that in Medisafe's product, the locking device on the container holding the medicinal substance has a bar code, and a bar code is also attached to the patient who is to receive the medicine.  A bar code reader then reads and matches the two bar codes, and then the locking device is unlocked upon the two bar codes matching one another.  In contrast, in our proposed product, instead of bar codes, a pre-set voice detection microchip is used on the locking device.  The microchip contains the name of the medicine, and a human voice has to pronounce the name of the medicine.  In the event of a match, the locking device is released.

The Company does not have any relationship with Medisafe 1 Technologies Corp."

22.	Please tell us why you believe the second sentence of the second paragraph satisfies your disclosure obligation per Regulation S-K Item 101(h)(4)(viii) and (ix).

Response:         Revised.    We have revised the second sentence in the second paragraph of the Competition section of the document and have included the following additional disclosure in the "Existing or Probable Government Regulations" section on page 18 of the document.

"Existing or Probable Government Regulations

Our proposed product may be subject to the provisions of the Federal Consumer Product Safety Act, among other laws. This statute empowers the Consumer Product Safety Commission (CPSC) to protect the public against unreasonable risks of injury associated with consumer products.  The CPSC has the authority to exclude from the market articles that are found to be hazardous and can require a manufacturer to repair or repurchase such devices under certain circumstances.  Any such determination by the CPSC is subject to court review.  Violations of these acts may also result in civil and criminal penalties.

We intend for our third party partners to be responsible for identifying and complying with all applicable governmental rules and regulations."

General Working Capital, page 20

23.
Please tell us how your disclosure in the third paragraph is consistent with your disclosure of gross proceeds, offering expenses, and net offering proceeds on page 14 and amounts to be used for general working capital on page 19.

Response:         Revised.  We have revised our disclosure on page 19 of the document regarding our intended use of the proceeds from the offering.  Please see the Amended Draft.

Analysis of Financial Condition and Results of Operations, page 21

24.	Given what you paid for the technology as disclosed on page 16, please discuss what is included in the "Patent" row of your Statement of Operations on page F-4.

Response:         Revised.  The technology underlying the patent application was assigned in consideration for our undertaking to pay 10% royalties, but we paid for the legal fees associated with completing and filing the patent application.  The expense in the financial statements relates to the patent application fees paid to the law firm for filing the patent application.  Please see the updated financial statements included in the Amended Draft.

SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

Certain Relationships and Related Transactions, page 25

25.
Please disclose when your affiliates paid you for their subscribed shares. We note that, according to your financial statements, the amount remained outstanding at the end of your fiscal year although the securities were issued.  Disclose whether you charged any interest on the amount your affiliates owed to you for their shares, and if so the interest rate and amount of interest you collected.

Response:         Revised.  Our affiliates paid us for their shares on May 23, 2011 (during the second quarter of 2011).  The accrued interest was not material, and therefore was neither charged nor collected.  Please see the Amended Draft.

Director Independence, page 25

26.	Please identify which directors are independent as required by Regulation S-K Item 407(a).

Response:         Revised.  We have revised the document to add the following additional disclosure:  “We do not believe that any of our directors currently meets the definition of “independent” as promulgated by the rules and regulations of NASDAQ.”  Please see the Amended Draft.

Our Common Stock, page 26

27.
We note your disclosure that holders of shares of your common stock do not have cumulative voting rights. Please tell us how this is consistent with the third sentence of Article V, Section 2 of Exhibit 3.2.

Response:         Revised.  We have revised the document to add the following additional disclosure:  “Except for in the case of appointment of Directors by cumulative voting as set forth in our bylaws, holders of common stock do not have cumulative voting rights.  Please see the Amended Draft.

28.	We note your disclosure that your outstanding shares are non-assessable. Please tell us how this is consistent with Article X, Section 6 of Exhibit 3.2.

Response:         Article X, Section 6 of our by-laws refers to our ability to hold shareholders liable for calls on partly paid shares in accordance with Delaware General Corporations Law §156.

29.	Please revise to describe briefly any provision of your Articles of Incorporation or By-laws that would have an effect of delaying, deferring, or preventing a change in control.

Response:         Revised.   We have revised our disclosure on page 26 of the document to disclose the section of our Certificate of Incorporation which could prevent a change in control.  Please see the Amended Draft.

30.	Please disclose the date on which your outstanding securities could be sold pursuant to Rule 144. Reflect in your disclosure the effect of Rule 144(i).

SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

Response:         Revised.   We have revised our disclosure on page 26 of the document to disclose the date on which our current stockholders may sell their shares pursuant to Rule 144.  Please see the Amended Draft.

Our Preferred Stock, page 26

31.
We note your disclosure that you are not authorized to issue shares of preferred stock. We also note the second sentence of Article X, Section 1 of Exhibit 3.2. With a view towards appropriate disclosure, please tell us whether you can authorize shares of more than one class with relative rights, preferences, and limitations as determined by your board of directors.

Response:         Revised.  We have revised the Description of Securities on page 26 of the document to disclose that upon approval of our shareholders and Directors, we may issue shares of more than one class, including providing the board of directors with the authority to designate and fix the relative rights, preferences and limitations of other series of stock.  Please see the Amended Draft.

Offering Period and Expiration Date, page 28

32.
We note your disclosure that investors have rights as your shareholders once they execute and deliver the subscription agreement with funds. We also note that exhibit 99.1 suggests that you can reject a subscription with 12 business days. Please describe your ability to reject subscriptions, and clarify when the investors who had shareholder rights when they executed and delivered the subscription agreement with funds will lose those rights upon rejection of their subscriptions.

Response:         Revised.  We have revised page 28 of the document to state that an investor will receive his full rights as a shareholder upon our acceptance of a subscription by such investor and that we will issue stock certificates to investors as soon as practicable after acceptance of the subscription.  Please see the Amended Draft.

Financial Statements, page F-1

33.	Please update your financial statements when required by Rule 8-08 of Regulation S-X.

Response:         Revised.  We have updated our financial statements.  Please see the updated auditor’s consent that is included with the Amended Draft.

Report of Registered Independent Auditors, page F-2

34.
We note that your independent registered accounting firm's report was signed by a U.S. audit firm and that the report appears to have been issued in Baltimore, Maryland. We note that you are based in Israel. Please explain to us the circumstances surrounding your audit that enabled the independent registered accounting firm's report to be issued in Baltimore, Maryland. Tell us whether you maintain your books and records in accordance with U.S GAAP or another basis of GAAP. If your books and records are not maintained based on U.S. GAAP, tell us who was responsible for converting the financial statements to U.S. GAAP.

SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

Response:         Our independent registered accounting firm's office is located in Baltimore, Maryland.  Therefore, their audit opinion is signed based on their office location.  A partner from the office performed our audit while he was in Israel.  The partner is proficient in Hebrew.  We maintain our books and records in English and in accordance with US GAAP. Some source documents may be in Hebrew.

Balance Sheet, page F-3

35.	Please provide us with details of the significant components of your accounts payable and accrued expenses. Revise your footnotes, as necessary to disclose any significant components of this balance.

Response:         Revised.  We have revised the balance sheet and updated Note 5. Please see the updated financial statements filed with the Amended Draft.

Note 1. Summary of Significant Accounting Policies, page F-7
- Common Stock Registration Expenses, page F-8

36.	Please revise your footnote to clearly disclose your accounting policy for your deferred offering costs.

Response:         Revised.  We have revised Note 1 to clearly disclose our accounting policy for deferred offering costs.  Please see the updated financial statements filed with the Amended Draft.

Note 8. Subsequent Events, page F-11

37.	Please revise to include the disclosure required by paragraph 855-10-50-4 of the FASB Accounting Standards Codification.

Response:         Revised.  We have revised Note 8 to include additional disclosure.  Please see the updated financial statements filed with the Amended Draft.

Indemnification, page 31

38.	Please reconcile your disclosure here regarding the contents of your Certificate of Incorporation with the document you filed as exhibit 3.1.

Response:         Revised.  We have revised our disclosure in Item 24 of the document to state that the indemnification clauses are in Article XII of the bylaws that were attached to the Registration Statement as Exhibit 3.2.  Please see the Amended Draft.

Item 27. Undertakings, page 33

39.	Please provide the undertakings in the form required by Regulation S-K Item 512. For example, we note your changes to the language required by Regulation S-K Item 512(a)(1)(iii) and 512(a)(6).

SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

Response:  Revised.         We have revised Item 27 of the document to incorporate the language required by Regulation S-K.  Please see the Amended Draft.

Exhibit 5.1

40.	Please file a revised opinion to clarify which "securities set forth in the Registration Statement" are the subject of the paragraph numbered 3 in this exhibit.

Response:         Revised.  We have attached a new Exhibit 5.1 to the Amended Draft.

Exhibit 10.1

41.	We note that Exhibit 10.1 is unsigned and not dated and contains a blank in one of its sections. Please file as an exhibit the complete, final, executed agreement. See Rule 406.

Response:         Revised.  We have attached a new Exhibit 10.1 to the Amended Draft.

Exhibit 23.1

42.	Prior to requesting effectiveness, please file an updated consent from your independent auditor.

Response:         Revised.  We have attached to the Amended Draft an updated consent from our independent registered auditor.  If the Staff has additional comments our auditors will provide an updated consent prior to our requesting effectiveness.

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We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-506503520.

Sincerely,

Joel Klopfer, President and Director
SafeCode Drug Technologies Corp.

VIA EDGAR
cc:	Aslynn Hogue, Securities and Exchange Commission, Division of Corporation Finance - Edgar